JET METAL CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 2015

(Unaudited)
 (Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed interim consolidated financial statements of Jet Metal Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

JET METAL CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
(Unaudited)
(Expressed in Canadian Dollars)

	OCTOBER 31, 2015	APRIL 30, 2015

ASSETS

Current assets
Cash and cash equivalents	$2,087,129	$2,350,202
Receivables	8,007	26,070
Prepaid expenses	43,243	32,258
	2,138,379	2,408,530

Available-for-sale investment (Note 5)	200,000	200,000

Deposit (Note 10)	100,000	100,000

Exploration and evaluation assets (Note 7)	2,509,791	2,509,791

Property and equipment (Note 6)	-	75,588

Reclamation bonds (Note 7)	33,754	31,267

	$4,981,924	$5,325,176

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$189,452	$203,055
Due to related party (Note 10)	226,965	106,076
	416,417	309,131

Due to related party (Note 10)	-	206,810

Future reclamation provisions (Note 8)	20,807	20,807
	437,224	536,748
Equity
Capital stock (Note 9)	90,663,999	90,663,999
Reserves	21,475,351	21,475,351
Deficit	(107,594,650)	(107,350,922)
	4,544,700	4,788,428

	$4,981,924	$5,325,176
Nature of operations and going concern (Note 1)
Subsequent events (Note 15)

Approved on December 17, 2015 on behalf of the Board of Directors:

“Ken Brophy”	Director	“Stewart Wallis”	Director
Ken Brophy		Stewart Wallis

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)
(Expressed in Canadian Dollars)

	THREE MONTH PERIODS ENDED OCTOBER 31,		SIX MONTH PERIODS ENDED OCTOBER 31,
	2015	2014	2015	2014

OPERATING ITEMS
Audit and accounting (recovery)	$10,170	$14,200	$15,670	$(6,417)
Consulting	-	3,415	-	3,415
Depreciation (Note 6)	1,303	4,625	5,013	9,176
Exploration and evaluation (Note 7)	22,504	3,695	37,774	7,801
Finance income	(5,421)	(3,309)	(12,246)	(3,309)
Foreign exchange loss	66	940	1,704	915
Insurance	4,375	7,350	11,073	14,700
Interest (Note 8)	-	385	-	770
Investor relations	515	7,124	4,879	8,386
Legal	-	-	-	450
Office and administration	6,982	24,550	17,180	33,431
Rent	14,044	19,522	24,369	28,338
Transfer agent and filing fees	29,425	44,421	36,368	54,051
Wages and salaries	35,164	92,145	66,369	121,221
	(119,127)	(219,063)	(208,153)	(272,928)

Gain on forgiveness of related party debt (Note 10)	-	225,152	-	225,152
Gain (loss) on sale of property and equipment (Note 6)	(33,773)	600	(33,773)	600
Impairment of property and equipment (Note 6)	(1,802)	-	(1,802)	-
Loss on marketable securities (Note 4)	-	-	-	(2,449)
Net income (loss) and comprehensive income (loss) for the period	$(154,702)	$6,689	$(243,728)	$(49,625)

Basic and diluted income (loss) per common share	$(0.01)	$0.00	$(0.01)	$(0.00)

Weighted average number of common share outstanding	28,218,451	16,578,035	28,218,451	11,578,035

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED OCTOBER 31,
(Unaudited)
(Expressed in Canadian Dollars)

	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(243,728)	$(49,625)
Items not affecting cash:
Depreciation	5,013	9,176
Gain on forgiveness of related party debt	-	(225,152)
Impairment of property and equipment	1,802	-
Interest	-	770
Loss on marketable securities	-	2,449
Loss on sale of property and equipment	33,773	-
Unrealized gain on foreign exchange	(2,487)	(821)
Non-cash working capital item changes:
Receivables	18,063	(4,590)
Prepaid expenses	(10,985)	(14,189)
Payables and accrued liabilities	(13,603)	(65,599)
Due to related party	(85,921)	147,729
Net cash used in operating activities	(298,073)	(199,852)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	-	(3,000)
Proceeds from sale of marketable securities	-	52,710
Proceeds from sale of property and equipment	35,000	-
Net cash provided by investing activities	35,000	49,710

CASH FLOWS FROM FINANCING ACTIVITIES
Deposit	-	(100,000)
Proceeds from private placement	-	3,000,000
Share issue costs	-	(34,106)
Net cash provided by financing activities	-	2,865,894

Net change in cash and cash equivalents during the period	(263,073)	2,715,752

Cash and cash equivalents, beginning of the period	2,350,202	78,541
Cash and cash equivalents, end of the period	$2,087,129	$2,794,293
Cash and cash equivalents
Cash	$64,129	$471,293
Liquid short term investments	2,023,000	2,323,000
	$2,087,129	$2,794,293
Cash (paid) received for
Interest	$26,911	$-
Taxes	$-	$-

Supplemental disclosures with respect to cash flows (Note 11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited)
(Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares	Amount	Reserves	Deficit	Total

Balance, April 30, 2014	6,578,035	$87,411,032	$21,475,351	$(106,993,193)	$1,893,190
Private placement	20,000,000	3,000,000	-	-	3,000,000
Share issue costs - cash	-	(34,106)	-	-	(34,106)
Loss for the period	-	-	-	(49,625)	(49,625)

Balance, October 31, 2014	26,578,035	90,376,926	21,475,351	(107,042,818)	4,809,459
Common shares issued for debt	1,640,416	287,073	-	-	287,073
Loss for the period	-	-	-	(308,104)	(308,104)

Balance, April 30, 2015	28,218,451	90,663,999	21,475,351	(107,350,922)	4,788,428
Loss for the period	-	-	-	(243,728)	(243,728)

Balance, October 31, 2015	28,218,451	$90,663,999	$21,475,351	$(107,594,650)	$4,544,700

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2015
(Unaudited)
(Expressed in Canadian Dollars)

1.   NATURE OF OPERATIONS AND GOING CONCERN

Jet Metal Corp. (the "Company" or “Jet Metal”) is an exploration stage company whose common shares trade on the TSX Venture Exchange and the OTC Markets Group’s OTCQB Marketplace.  The Company is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  The Company is incorporated under the laws of British Columbia. All of the Company’s resource properties are currently located in North America. The address of the Company’s registered office is #1240 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future profitable production.

These condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. At present, the Company has no producing properties and consequently has no current operating income or cash flows.  The continuing operations of the Company are dependent upon the Company’s ability to continue to raise adequate financing and to commence profitable operations in the future.  The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

As at October 31, 2015, the Company had working capital of $1,721,962 (April 30, 2015 – $2,099,399) and a deficit of $107,594,650 (April 30, 2015 – $107,350,922).  Management has assessed that this working capital is sufficient for the Company to maintain its operations and activities for the upcoming fiscal year.

These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

2.   BASIS OF PRESENTATION

a)   Significant accounting judgements and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the consolidated financial statements, and expenses for the periods reported.

Critical Judgements

The preparation of these condensed interim consolidated financial statements requires management to make judgements regarding the going concern of the Company, as previously discussed in Note 1, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates, and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2015
(Unaudited)
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

a)   Significant accounting judgements and estimates (continued)

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting these condensed interim consolidated financial statements include:

Deferred Tax Assets and Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Recoverability of Exploration and Evaluation Assets

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of  the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future production or proceeds from the disposition thereof.

Useful Life of Property and Equipment

Property and equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

Future Reclamation Provision

The Company assesses its provision for reclamation related to its exploration and evaluation activities at each reporting period or when new material information becomes available. Accounting for reclamation obligations requires management to make estimates of the future costs that will be incurred to complete the reclamation to comply with existing laws and regulations. Actual future costs that will be incurred may differ from those amounts estimated as a result of changes to environmental laws and regulations, timing of future cash flows, changes to future costs, technical advances, and other factors. In addition, the actual work required may prove to be more extensive than estimated because of unexpected geological or other technical factors. The measurement of the present value of the future obligation is dependent on selection of suitable discount rate and the estimate of future cash outflows. Changes to either of these estimates may materially affect the present value calculation of the obligation.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2015
(Unaudited)
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

b) Approval of the condensed interim consolidated financial statements

The condensed interim consolidated financial statements of the Company for the six month period ended October 31, 2015 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on December 17, 2015.

c) Basis of presentation

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries, and have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through profit or loss, and available-for-sale, which are stated at their fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

d) Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Boards (“IASB”) and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.  The condensed interim consolidated financial statements do not include all the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended April 30, 2015.

e) Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Target Exploration and Mining Corp. (“Target”), Crosshair Energy USA, Inc. (“Crosshair USA”), Gemini Metals Corp. (“Gemini”) as well as The Bootheel Project LLC (“BHP LLC”) in which the Company has a 81% interest. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
Target Exploration and Mining Corp.	British Columbia, Canada	100% ownership by the Company	Exploration and evaluation of mineral properties
Crosshair Energy USA, Inc.	Nevada, United States	100% ownership by Target	Exploration and evaluation of mineral properties
Bootheel Project LLC	Colorado, United States	81% ownership by Crosshair USA	Exploration and evaluation of mineral properties
Gemini Metals Corp.	British Columbia, Canada	100% ownership by the Company	In-active subsidiary

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2015
(Unaudited)
(Expressed in Canadian Dollars)

3.   SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 3 to the audited consolidated financial statements for the year ended April 30, 2015 and have been consistently followed in the preparation of these condensed interim consolidated financial statements.

New Accounting Pronouncement

The following accounting pronouncement has been made, but is not yet effective for the Company as at October 31, 2015.  The Company is currently evaluating the impact of the amended standards on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2018, with early adoption permitted.

4.   MARKETABLE SECURITIES

	Canadian Zinc Corp. (TSE: CZN)	Ausroc Metals Ltd. (ASX: ARK)	Expedition Mining Inc. (CVE: EXU)	Total

Cost

Balance at April 30, 2014	$2,458,336	$97,024	$1,000,000	$3,555,360
Disposals	(2,458,336)	-	(1,000,000)	(3,458,336)
Balance at April 30, 2015 and October 31, 2015	-	97,024	-	97,024

Adjustments to Fair Value

Balance at April 30, 2014	(2,436,510)	(97,024)	(966,667)	(3,500,201)
Adjustment for the period	2,436,510	-	966,667	3,403,177
Balance at April 30, 2015 and October 31, 2015	-	(97,024)	-	(97,024)

Fair Value

At April 30, 2015	$-	$-	$-	$-
At October 31, 2015	$-	$-	$-	$-

During the six month period ended October 31, 2014, the Company sold 54,565 common shares of Canadian Zinc Corporation and 2,222,222 common shares of Expedition Mining Inc. for net proceeds of $21,543 and $31,167, respectively.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2015
(Unaudited)
(Expressed in Canadian Dollars)

5.   AVAILABLE-FOR-SALE INVESTMENT

On February 27, 2015, the Company purchased 1,000,000 common shares of Voleo, Inc. (“Voleo”) at a price of $0.20 per common share for an aggregate purchase price of $200,000.  Voleo is developing mobile applications and software platforms to meet the investment expectations of millennial investors.  It has built a functional prototype and designed a consumer version which is in development.  Voleo expects to have its first product available for launch in 2016.

A director of Voleo is a significant shareholder of the Company.

6.   PROPERTY AND EQUIPMENT

	Exploration Equipment	Storage Containers	Total

Cost

Balance at April 30, 2014	$298,586	$-	$298,586
Additions	-	3,000	3,000
Balance at April 30, 2015	298,586	3,000	301,586
Disposals	(289,086)	(3,000)	(292,086)
Impairment	(9,500)	-	(9,500)
Balance at October 31, 2015	-	-	-

Accumulated Depreciation

Balance at April 30, 2014	207,570	-	207,570
Depreciation	18,203	225	18,428
Balance at April 30, 2015	225,773	225	225,998
Depreciation	4,920	93	5,013
Disposals	(222,995)	(318)	(223,313)
Impairment	(7,698)	-	(7,698)
Balance at October 31, 2015	-	-	-

Net Book Value

At April 30, 2015	$72,813	$2,775	$75,588
At October 31, 2015	$-	$-	$-

During the six month period ended October 31, 2015, the Company sold exploration equipment and storage containers located in Newfoundland and Labrador with net book values of $66,091 and $2,682, respectively, for proceeds of $35,000, resulting in a loss on disposal of $33,773.

During the six month period ended October 31, 2015, the Company recorded an impairment of property and equipment in relation to obsolete exploration equipment with a net book value of $1,802 and recoverable amount of $Nil, resulting in an impairment loss of $1,802.  The exploration equipment was previously used in the Company’s operations in the United States.

During the six month period ended October 31, 2014, the Company sold property and equipment with a net book value of $Nil for proceeds of $600, resulting in a gain on disposal of $600.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2015
(Unaudited)
(Expressed in Canadian Dollars)

7.   EXPLORATION AND EVALUATION ASSETS

Exploration and Evaluation Assets

The balance of exploration and evaluation assets relates to acquisition costs for the Central Mineral Belt (“CMB”) Silver Spruce Property as of October 31, 2015, April 30, 2015 and April 30, 2014.

There were no additions to, disposals of or impairment losses recorded with respect to exploration and evaluation assets during the year ended April 30, 2015 or six month period ended October 31, 2015.

Exploration and Evaluation Expenditures

The following table illustrates the exploration and evaluation expenditures incurred during the six month period ended October 31, 2015:

	Bootheel Project	CMB Silver Spruce	Total

Administration	$14,188	$17,950	$32,138
Reporting	9,980	-	9,980
Recovery – JV Partner	(4,344)	-	(4,344)
	$19,824	$17,950	$37,774

The following table illustrates exploration and evaluation expenditures incurred during the six month period ended October 31, 2014:

Bootheel Project

Administration	$12,598
Recovery – JV Partner	(4,797)
$7,801

Central Mineral Belt (“CMB”)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty (“NSR”) and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland and Labrador, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

On November 1, 2013, the Company exercised its right to abandon those mineral claims that form the Moran Lake Property and terminated the related agreement.

The Company has recorded a provision for future reclamation costs in relation to the Moran Lake Property (Note 8).

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2015
(Unaudited)
(Expressed in Canadian Dollars)

7.   EXPLORATION AND EVALUATION ASSETS (continued)

Central Mineral Belt (“CMB”) (continued)

Silver Spruce Property Amalgamation

In July 2008, the Company entered into an agreement with Expedition Mining Inc. ("Expedition"), formerly known as Universal Uranium Ltd., and acquired all of Expedition's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador. Currently the Company has a 100% interest in the property subject to a 2% net smelter royalty payable to Silver Spruce and a 2% net smelter royalty payable to Expedition Mining Inc. on 60% of any production from the Silver Spruce Property.

Bootheel Project

On March 31, 2009, the Company acquired an interest in the Bootheel Property in Wyoming, USA through the acquisition of Target. Under a series of agreements between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target and Crosshair USA, a wholly owned subsidiary of Target, the Company could earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US$3,000,000 on or before June 7, 2011. The Company made these expenditures, and additional expenditures, which increased its holdings to 81%. The Company, through Target, has earned an 81% interest in BHP LLC, representing an 81% interest in the underlying Bootheel Property.

Reclamation Bonds

As at October 31, 2015, the Company had outstanding reclamation bonds for the Bootheel Property of US$25,800 (April 30, 2015 - US$25,800) registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.

8.   FUTURE RECLAMATION PROVISIONS

	October 31, 2015	April 30, 2015

Beginning balance	$20,807	$19,267
Interest	-	1,540
Ending balance	$20,807	$20,807

As of October 31, 2015 and April 30, 2015, the balance of future reclamation provisions relates to the Moran Lake Property which the Company abandoned during the year ended April 30, 2014 (Note 7).  Although the Company no longer has title to the Moran Lake Property, it anticipates incurring cleanup costs in the future.  The timing of the cleanup costs is uncertain.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $20,000, which was adjusted for inflation at the rate of 2% and discounted at 8% to April 30, 2015.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2015
(Unaudited)
(Expressed in Canadian Dollars)

9.  CAPITAL STOCK AND RESERVES

Common share and share purchase warrant issuances

There were no common share or share purchase warrant issuances during the six month period ended October 31, 2015.

The Company issued the following common shares and share purchase warrants during the year ended April 30, 2015:

On December 9, 2014, the Company issued 612,500 common shares valued at $107,188 to settle amounts payable to MJM Consulting Corp. totaling $91,875 (Note 10).  This resulted in a loss on settlement of debt in the amount of $15,313.

On December 9, 2014, the Company issued 1,027,916 common shares valued at $179,885 to settle amounts payable to King & Bay West Management Corp. totaling $154,187 (Note 10).  This resulted in a loss on settlement of debt in the amount of $25,698.

On September 16, 2014, the Company closed a non-brokered private placement and issued 20,000,000 units at a price of $0.15 per unit for gross proceeds of $3,000,000. Each unit consists of one common share and one common share purchase warrant.  Each common share purchase warrant is exercisable to acquire one common share for a period of 5 years at an exercise price of $0.25.  The Company paid cash commission to certain arm’s length parties in the amount of $6,450 and cash share issue costs in the amount of $27,656.

Share purchase warrants

The following is a summary of warrant activities during the year ended April 30, 2015 and the six month period ended October 31, 2015:

	Number of Warrants	Weighted Average Exercise Price

Outstanding, April 30, 2014	-	-
Issued	20,000,000	$0.25
Outstanding, April 30, 2015 and October 31, 2015	20,000,000	$0.25

As at October 31, 2015, the Company had the following share purchase warrants outstanding:

Outstanding	Exercise Price	Remaining Life (Years)	Expiry Date

20,000,000	$0.25	3.89	September 16, 2019

Stock options

The Company’s Stock Option Plan is a 10% rolling plan that allows a maximum 10% of the issued shares to be reserved for issuance under the plan. Options granted under the plan may not have a term exceeding 10 years and vesting provisions are at the discretion of the Board of Directors.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2015
(Unaudited)
(Expressed in Canadian Dollars)

9.  CAPITAL STOCK AND RESERVES (continued)

Stock options (continued)

The following is a summary of stock option activities during the year ended April 30, 2015 and the six month period ended October 31, 2015:

	Number of Stock Options	Weighted Average Exercise Price

Outstanding, April 30, 2014	342,213	$12.01
Forfeited	(232,750)	$12.70
Expired	(83,463)	$10.10
Outstanding, April 30, 2015	26,000	$11.95
Forfeited	(5,000)	$3.80
Outstanding, October 31, 2015	21,000	$13.90

At October 31, 2015, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price	Remaining Life (Years)	Expiry Date

20,000	20,000	$14.40	0.14	December 21, 2015
1,000	1,000	$3.80	1.49	April 24, 2017
21,000	21,000

Share-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  The Company recorded $Nil share-based compensation for the six month periods ended October 31, 2015 and 2014.

No stock options were granted during the year ended April 30, 2015 or the six month period ended October 31, 2015.

10.  RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the condensed interim consolidated financial statements not disclosed elsewhere in these condensed interim consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel for the six month periods ended October 31, 2015 and 2014 is summarized as follows:

	October 31, 2015	October 31, 2014

Short-term benefits(1)	$31,921	$27,321

(1)	include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2015
(Unaudited)
(Expressed in Canadian Dollars)

10.  RELATED PARTY TRANSACTIONS (continued)

Other related party transactions and balances

King & Bay West Management Corp. (“King & Bay West”): King & Bay West is an entity owned by the former Executive Chairman of the Company, who remains an insider of the Company, and provides administrative, management, geological, regulatory, tax, business development and corporate communications services to the Company.

Transactions entered into with related parties other than key management personnel during the six month periods ended October 31, 2015 and 2014 include the following:

	October 31, 2015	October 31, 2014

King & Bay West	$97,326	$173,072

Deposit as at October 31, 2015 consists of a security deposit in the amount of $100,000 (April 30, 2015 - $100,000) paid to King & Bay West in accordance with the management services agreement between King & Bay West and the Company (the “Management Services Agreement”).  Upon termination of the Management Services Agreement, the security deposit will be applied to the final invoice rendered by King & Bay West to the Company.

As at October 31, 2015, amounts due to a related party consist of $226,965 (April 30, 2015 - $312,886) payable to King & Bay West.  The amount due to King & Bay West includes a term loan in the amount of $206,810 (April 30, 2015 - $206,810) which becomes due on September 16, 2016.

The amounts due to a related party are non-interest bearing.

Debt settlement

On September 16, 2014, the Company entered into a debt settlement agreement with King & Bay West and MJM Consulting Corp. (the “Debt Settlement Agreement”).  Under the terms of the Debt Settlement Agreement, King & Bay West agreed to forgive $246,063, including Goods and Services Tax of $20,911, payable by the Company, restructure $246,063 payable by the Company into a non-interest bearing two year term loan, and convert $154,187 payable by the Company into 1,027,916 fully paid and non-assessable common shares of the Company.  These common shares were valued at $179,885 and resulted in a loss on settlement of debt in the amount of $25,698.  In addition, MJM Consulting Corp. agreed to convert $91,875 payable by the Company into 612,500 fully paid and non-assessable common shares of the Company.  These common shares were valued at $107,188 and resulted in a loss on settlement of debt in the amount of $15,313.  The common shares were issued on December 9, 2014 (Note 9).

During the year ended April 30, 2015, the Company applied payments in the amount of $39,253 to the non-interest bearing two year term loan due to King & Bay West.  No additional payments were applied during the six month period ended October 31, 2015.

11.   SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions affecting cash flows from investing or financing activities during the six month period ended October 31, 2015.

The Company had the following significant non-cash transaction affecting cash flows from investing or financing during the six month period ended October 31, 2014:

•	On September 16, 2014, the Company realized a gain on forgiveness of related party debt in the amount of $225,152 pursuant to the Debt Settlement Agreement (Note 10).

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2015
(Unaudited)
(Expressed in Canadian Dollars)

12.   SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and evaluation of mineral properties in North America.

	October 31, 2015	April 30, 2015

Exploration and evaluation assets

Canada	$2,509,791	$2,509,791

Property and equipment

United States	$-	$2,002
Canada	-	73,586
	$-	$75,588

Reclamation bonds

United States	$33,754	$31,267

13.   CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and evaluation of its exploration and evaluation assets, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable given the relative size of the Company.

The Company currently is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

14.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, payables and accrued liabilities, and amounts due to a related party approximate carrying value, due to their short-term nature.  The Company’s cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company’s available-for-sale investment is measured at amortized cost on the basis that the common shares do not have a quoted market price in an active market and the fair value cannot be reliably measured.  The Company’s other financial instruments, being reclamation bonds, are measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2015
(Unaudited)
(Expressed in Canadian Dollars)

14.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents and receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company’s receivables consist mainly of Goods and Services Tax receivable due from the Government of Canada and accrued interest receivable due from a major financial institution.  The Company does not believe it is exposed to significant credit risk

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 13.  As a result of financing and debt restructuring completed during the year ended April 30, 2015, management believes the Company has sufficient funds to support ongoing operating expenditures and meet its liabilities as they fall due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.

(b)	Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium, and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c)	Currency risk

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at October 31, 2015, the Company has accounts payable denominated in US dollars of US$57,081, cash of US$11,725 and reclamation bonds of US$25,800.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $2,500.

15.  SUBSEQUENT EVENTS

There were no reportable events subsequent to the six month period ended October 31, 2015.